Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds- sutherland.com

April 20, 2022

Daniel Greenspan, Senior Counsel

Ken Ellington, Staff Accountant

John Lee, Branch Chief

Christian Sandoe, Assistant Director

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Runway Growth Finance Corp.
Registration Statement on Form N-2

Dear Mr. Greenspan:

On behalf of Runway Growth Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on February 14, 2022 regarding the Company’s registration statement on Form N-2 (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on January 13, 2022. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

LEGAL COMMENTS

PROSPECTUS

1.	On page 1 of the Prospectus, the Company includes a statement that “We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports.” Please note that you are responsible for the entire contents of the Registration Statement. As such, please revise the disclosure to clarify that you are liable for such information.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus in response to the Staff’s comment.

2.	On page 51 of the Prospectus, the Company includes a statement that it does not anticipate issuing preferred stock in the near future. On a supplemental basis, please confirm that the Company does not have any plans to issue preferred stock for at least one year from the effective date of this Registration Statement.

Response: On a supplemental basis, the Company respectfully advises the Staff that it does not have any plans to issue preferred stock for at least one year from the effective date of this Registration Statement.

*      *      *

Daniel Greenspan, Senior Counsel Lauren Hamilton, Staff Accountant [April [●], 2022 Page 2

If you have any questions or additional comments concerning the foregoing, please contact me at at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt

Stephani M. Hildebrandt

cc:	R. David Spreng, Runway Growth Finance Corp. Thomas B. Raterman, Runway Growth Finance Corp.